Exhibit 99.1

Ballard announces partnership with Ford Trucks for fuel cell powered heavy-duty trucks & initial order

VANCOUVER, BC and ISTANBUL, Aug. 3, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the signing of a letter of intent (LOI) with Ford Trucks to supply a fuel cell system as part of the development of a hydrogen fuel cell powered vehicle prototype. The partnership includes an initial purchase order for 2 FCmove™-XD 120 kW fuel cell engines that are planned to be delivered by Ballard to Ford Trucks in 2023.

Ford Trucks, the global brand of Ford Otosan, plans to develop a Fuel Cell Electric Vehicle (FCEV) F-MAX as part of the project. The 120 kW FCmove-XDTM fuel cell engines are planned to be integrated into Ford Trucks' F-MAX 44-ton long-haul tractor truck. Ford Trucks plans to build and assemble the fuel cell-powered F-MAX in Turkey and aims to commence European Ten-T corridor demonstrations in 2025 as part of the European Union's Horizon Europe ZEFES (Zero Emission Freight EcoSystem) project goals. As per the LOI, upon the successful completion of the development program and subject to certain other conditions, Ballard may be named as the preferred supplier for the serial production of the fuel cell-powered F-MAX.

In the ZEFES project, four truck OEMs, two trailer OEMs, suppliers, logistic operators, and research partners will work together towards the overall goal of accelerating the integration of ZEVs for long distance heavy transport. This work plans to focus on efficiency improvements, mass production capabilities, and demonstrating the use of the technologies in daily operations. In 2025, nine different vehicle concepts (four FCEV and five BEV) are expected to run over 1 million kilometers across EU corridors in real daily operations, guided and validated by a digital platform (to be developed within the project). This project is expected to be a significant step forward for ZEV adoption in the freight transport ecosystem. Vehicles are expected to carry over 40 tonnes for distances up to 750 km, averaging 500 km in daily operation.

"We are thrilled to be partnering with Ford Trucks to facilitate market adoption in Europe. We look forward to validating Ballard as their preferred fuel cell supplier and to support the integration of their heavy-duty truck platform," said David Mucciacciaro, Ballard Chief Commercial Officer. "Ford Trucks is an important 'platform' win for Ballard and a key partner for our high growth potential truck vertical. We are excited by their ambition towards scaled deployments of F-MAX fuel cell trucks. Our FCmove-XDTM is an outstanding match for the range, refueling, payload, and packaging requirements of long-haul tractor customers."

"At Ford Trucks, we invest in alternative technologies that will define the automobile industry's future in accordance with our sustainability aims. Electrification, followed by hydrogen technology, is one of our top priorities. Our first Fuel Cell Electric-powered Vehicle F-MAX, which we will develop as part of the ZEFES project, will be a significant milestone. We are thrilled to be working with Ballard on this critical project. This long-term relationship will generate enormous value in the future. We have a wide range of promising technological talents and capabilities, and our work is progressing quickly and successfully. As Ford Trucks, we will continue to pioneer future sustainable transportation technologies with R&D investments," said Ford Trucks' Vice President Emrah Duman.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Ford Trucks

Ford's only heavy commercial brand, Ford Trucks produces a range of vehicles including tractors, construction trucks and distribution trucks weighing over 16 tons. Our '2019 International Truck of the Year (IToY)' award-winning F-MAX has brought critical acclaim and high global demand. Ford commercial vehicles' proven track record of quality, durability and efficiency underpins Ford Trucks' international product strategy based on the best total cost of ownership promise. At Ford Trucks, we combine more than half a century of design and production experience with expertise in market-specific product development, to engineer the main components of our vehicles, including the all-new engines. We currently operate across Europe, the Middle East, Africa and the CIS, and continue to grow our international network in 3 continents. Hundreds of thousands of trucks all around the world set out each and every day with the confidence that Ford provides. For more information about Ford Trucks and its products worldwide, please visit www.fordtrucksglobal.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations, +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:45e 03-AUG-23